United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__ .)

Press Release

Vale informs on estimates update

Rio de Janeiro, November 29th, 2021 - Vale S.A. (Vale) informs that it has updated its estimates and that these must be considered as such:

Estimated production volumes

Production	2021E	2022E
Iron Ore (Mt)[1]	315-320	320-335

Production	2022E	2023E onwards
Pellets (Mt)	34-38	50+

Production	2022E	2023-2026E	After 2027
Copper (kt)	330-355	390-420	450+

Production	2022-2023E	After 2024
Nickel (kt)	175-190	200+

Iron ore Business estimated costs:

C1 cash cost without 3rd party purchase costs of: (i) approximately US$ 17/t in 2021, (ii) between US$ 15.5/t – US$ 16.0/t in 2023[2] and (iii) between US$ 14.0/t – US$ 15.0/t once Vale reaches production level of 400 Mtpy[3].

-Unitary maritime freight costs of approximately US$ 19/t in 2021 and of approximately US$ 16/t in the medium term[4].

- EBITDA break-even of iron ore and pellets[5] of approximately US$ 45/t in 2021 and of approximately US$ 35/t when Vale reaches the production level of 400 Mtpa.

Iron ore premium[6]

Premium[7]	US$/t
2021	~6
2023-2026	8-12
After 2029	12-18

CAPEX estimate

US$ billion	2022E	Next year's average
Vale Total[8]	5.8	5.0-6.0

[1] Includes third party purchase, run-of-mine and feed for pelletizing plants.
[2] Assuming: (i) US$ 0.7/t decrease of fixed cost dilution; (ii) US$ 1.0/t removal of inefficiencies and productivity gains; (iii) US$ 0.5/t increase with filtrations, dry concentration, geotechnical analysis, drillings and others compared to 2021 and (iv) annual average FX BRL/USD of 5.00.
[3] Assuming: (i) US$1.0/t reduction in fixed cost dilution, (ii) US$1.0/t reduction in inefficiency removal and productivity gains relative to 2023 and (iii) annual average FX BRL/USD of 5.00.
[4] Assuming: US$ 2.4/t decrease related to lower spot freight and bunker fuel costs.
[5] Assuming: (i) approximately US$ 3/t reduction in C1 without third party purchases, (ii) approximately US$3.0/t reduction due to higher maritime freight efficiency, (iii) premiums between US$2/t and US$ 6/t (iv) approximately US$2.5/t reduction in stoppage expenses, expenses dilution, distribution costs and moisture adjustments and (v) iron ore price level in 2021 and its consequent impact on costs and royalties equal to the year in which Vale produces 400 Mt.
[6] Vale's weighted average iron ore premiums for the current and future portfolio, including IOCJ, BRBF, pellets, iron ore briquettes and others, on top of 62% Fe benchmark index.
[7] Considering different steel production scenarios with steel margins between $25-100/t and carbon prices between $0-60/t CO2eq.
[8] Average BRL/USD exchange rate of 5.00 (2023).

EBITDA Vale’s 2023 EBITDA ranging from US$ 16.5 billion to US$ 24.0 billion, depending on the following assumptions: (i) annual average iron ore price ranging from US$ 80/t to US$ 100/t; (ii) iron ore sales volumes ranging between 340 Mt and 360 Mt, (iii) average copper price (LME) of US$ 10,000/t, (iv) average nickel price (LME) of US$ 17,500/t and (v) annual average FX BRL/USD of 5.00 in 2023. Estimated impact in Vale’s cash flow profile US$ million 2021E 2022E 2023E VNC9 -70 0 0 Coal -320 0 0 Samarco10 -20 0 0 Others11 -40 0 0 Vale informs that it has discontinued all previous guidance, except of Nickel, Copper and CAPEX (up to US$ 5.4 billions) for 2021. Vale clarifies that the information provided in this document represent only an expectation, hypothetical data that by no means constitute a promise of performance by Vale and/or its management. The estimates presented involve market factors that are beyond Vale’s control and, therefore, can be subject to new changes. Additionally, Vale informs that will file again in due course the item 11 of its Reference Form, in the period required by the Instruction CVM number 480 of December 7, 2009, as amended. Gustavo Duarte Pimenta Executive Officer of Investor Relations Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement. For further information, please contact: Vale.RI@vale.com Ivan Fadel: ivan.fadel@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.com This press release may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; (e) global competition in the markets in which Vale operates; and (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.”. 9 The result of VNC in 2021 does not consider the payment of US$ 555 million in the divestment process. 10 Includes Samarco's working capital needs. 11 Includes Biopalma and CSP needs.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: November 22, 2021		Head of Investor Relations